                                  UNITED STATES
                        SECURITES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                            PACIFIC BIOMETRICS, INC.
                   -------------------------------------------
                          (Exact name of registrant as
                       specified in its corporate charter)


                                     0-21537
                                -----------------
                               Commission File No.

         DELAWARE                                      93-1211114
   ------------------------              ---------------------------------------
   (State of Incorporation)              (I.R.S. Employer Identification Number)


                         23120 Alica Parkway, Suite 200
                             Mission Viejo, CA 92692
--------------------------------------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)


                                 (949) 455-9724
                     ---------------------------------------
                           (Issuer's telephone number)

                            PACIFIC BIOMETRICS, INC.

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being mailed on or about July 3, 2002 to the holders of shares of common stock, par value $0.01 per share (the "Common Stock"), of Pacific Biometrics, Inc., a Delaware corporation ("PBI" or the "Company") as of May 15, 2002. You are receiving this Information Statement as notice of a change in the majority of the directors of PBI's Board of Directors. This Information Statement is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT REQUIRED TO RESPOND TO THIS INFORMATION STATEMENT OR TAKE ANY ACTION.

CHANGE IN CONTROL

On June 27, 2002, PBI and its wholly-owned subsidiary, Pacific Biometrics, Inc., a Washington corporation ("PBI-WA"), entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with Saigene Corporation, a Delaware corporation ("Saigene"), providing for the purchase by PBI-WA of certain assets of Saigene. A copy of the Asset Purchase Agreement is filed as Exhibit 1 to the Current Report on Form 8-K to be filed on or about July 3, 2002. Pursuant to the Asset Purchase Agreement, as consideration for the purchased assets, PBI will issue to Saigene approximately 19,550,000 shares and to certain of Saigene's designees an additional 1,450,000 shares of PBI's Common Stock, and PBI-WA will assume certain liabilities of Saigene associated with the purchased assets in the approximate amount of $650,000, and PBI-WA will pay $223,697 through the issuance of a promissory note in favor of Saigene and guaranteed by PBI. In addition, PBI-WA and Saigene will execute an option agreement (the "Option") whereby Saigene will grant an option to PBI-WA to purchase certain additional assets of Saigene in exchange for, at PBI's election, either cash or the issuance by PBI of an additional 5,147,118 shares of its Common Stock and the assumption of additional liabilities of Saigene. Upon consummation of the transactions contemplated in the Asset Purchase Agreement, the stockholders of Saigene will own approximately 75% of the Common Stock of PBI. The Asset Purchase Agreement also requires that upon consummation of the asset purchase transaction, the Board of Directors of PBI be fixed at five members consisting of Paul G. Kanan, Ronald R. Helm, Michael L. Hartzmark, Tim A. Wudi and Richard
W. Palfreyman. Certain of these director nominees are also directors and/or stockholders of Saigene and as such will have the ability to control the election of directors of PBI and otherwise control the affairs of PBI subsequent to consummation of the asset purchase transaction. There are additional conditions to closing of the transactions contemplated by the Asset Purchase Agreement, including, among others, that (1) PBI obtain a valuation opinion with respect to the purchased assets; (2) the parties execute an amendment to the Management Agreement dated September 15, 1999 (the "Management

Agreement") and terminate the Purchase Agreement dated June 22, 2000, relating to the laboratory operations of PBI-WA; (3) PBI file with the SEC and mail to stockholders this Schedule 14f-1 Information Statement; (4) PBI obtain the consent of the holders of its Series A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock") to amend the Certificate of Designation with respect to the rights and preferences of the Preferred Stock and to convert all accrued dividends thereon into an aggregate of 450,000 shares of Common Stock; (5) PBI enter into certain consulting arrangements with certain of its current management; (6) PBI convert certain deferred compensation and notes payable to approximately 847,000 shares of Common Stock or options to purchase approximately 847,000 shares of Common Stock; and (7) Saigene receive the approval of its stockholders and certain debtholders. FOR MORE DETAILED INFORMATION CONCERNING THE ASSET PURCHASE AND RELATED TRANSACTIONS, SEE PBI'S CURRENT REPORT ON FORM 8-K TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OR ABOUT JULY 3, 2002, WHICH REPORT IS INCORPORATED HEREIN BY REFERENCE.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of May 15, 2002 (and separately assuming consummation of the transactions contemplated by the Asset Purchase Agreement) with respect to the number of shares of Common Stock beneficially owned by (i) those persons known to the Company to be the owners of more than five percent of the Common Stock, (ii) each director and director nominee of the Company (one of whom is the Chief Executive Officer of the Company), and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, each of the listed persons has sole voting and investment power with respect to the shares beneficially owned by such stockholder.


                              Amount and Nature           Percentage of              Amount and Nature          Percentage of
                                of Beneficial             Common Stock                 of Beneficial             Common Stock
                              Ownership Prior to       Outstanding Prior              Ownership After          Outstanding After
Name and Address (1)(2)         Transaction (3)          to Transaction              Transaction (3)(4)           Transaction
-----------------------         ---------------          --------------              ------------------           -----------
Terry M. Giles                   1,366,942 (5)                28.7%                     1,642,748 (6)                 6.1%
Paul G. Kanan                      372,674 (7)                 9.0%                       832,409 (8)                 3.2%
Enterprise Development             303,911                     8.0%                          *                         *
Fund
    425 North Main Street
    Ann Arbor, MI 48104
Ronald R. Helm (9)                                                                     19,550,000 (10)               74.5%
Saigene Corporation                                                                    19,550,000 (10)               74.5%
    220 West Harrison Street
    Seattle, WA 98119
Michael L. Hartzmark                                                                            *                       *
(9)(11)                                                                                         0                       0
Tim A. Wudi (9)                                                                                 0                       0
Richard W. Palfreyman (9)
All Directors and Officers       1,739,616 (12)               34.3%                    20,382,409 (13)               77.1%
     as a Group (2 persons
     prior to the transaction
     and 5 persons after the
     transaction)

----------------------

     *    less than 1%

(1) Except as otherwise noted, the address of each of these persons is c/o the Company, 23120 Alicia Parkway, Suite 200, Mission Viejo, California 92692.

(2) Unless otherwise noted, all persons named in the table have sole voting and dispositive power with respect to all Common Stock beneficially owned by them.

(3) Includes currently exercisable options, warrants to purchase shares of Common Stock, and Preferred Stock convertible to Common Stock.

(4) Assumes the issuance of 21,000,000 shares of Common Stock to Saigene and certain of its designees pursuant to the Asset Purchase Agreement, conversion of accrued dividends to 450,000 shares of Common Stock and conversion of certain notes payable and deferred compensation to 847,000 shares of Common Stock or options to purchase shares of Common Stock.

(5) Includes 416,942 shares of Common Stock, and 950,000 shares of Preferred Stock convertible to 950,000 shares of Common Stock. Mr. Giles' resigned from the Board of Directors effective on September 10, 1998 and rejoined the Board of Directors effective March 24, 2000. Mr. Giles will resign from the Board effective on consummation of the asset purchase transaction.

(6) In addition to footnote (5), includes 275,806 shares of Common Stock issuable in exchange for accrued but unpaid dividends on the Preferred Stock pursuant to the Asset Purchase Agreement.

(7) Includes 58,991 shares of Common Stock held by the Kanan Living Trust dated May 15, 1990, of which Mr. Kanan is a co-trustee with his wife, and 313,683 shares of Common Stock subject to currently exercisable warrants and options. Mr. Kanan will resign as an officer effective upon consummation of the asset purchase transaction, but will remain as a director of the Company.

(8) In addition to footnote (7), includes options to purchase 459,735 shares of Common Stock issuable in lieu of deferred compensation and notes payable pursuant to the Asset Purchase Agreement.

(9)    Director nominee.

(10) Does not include a maximum of 5,147,118 shares of Common Stock that may be issued upon exercise by the Company of the Option to purchase additional assets of Saigene. Mr. Helm is an officer and director (but will resign from such positions upon consummation of the asset purchase transaction) and a stockholder of Saigene and therefore may be deemed the beneficial owner of such shares pursuant to the rules of the SEC. However, Mr. Helm disclaims beneficial ownership of the shares held by Saigene, except to the extent of his ownership interest in Saigene.

(11) Does not include shares of the Company's Common Stock that may be transferred to Mr. Hartzmark by Saigene upon conversion of certain indebtedness owed by Saigene following the closing of the asset purchase transaction.

(12) Includes 475,933 shares of Common Stock, 313,683 shares of Common Stock subject to currently exercisable options and warrants, and 950,000 shares of Preferred Stock convertible to 950,000 shares of Common Stock. In the event such options and warrants are fully exercised and the Preferred Stock is converted to Common Stock, management will hold an aggregate of 1,739,616 shares or 34.3 percent based on a total of 5,073,854 shares outstanding subsequent to such exercise.

(13) Includes 19,608,991 shares of Common Stock and 773,418 shares of Common Stock subject to currently exercisable options and warrants. In the event such options and warrants are fully exercised, management (including all directors and director nominees), subsequent to the asset purchase transaction, will hold an aggregate of 20,382,409 shares or 77.1 percent based on a total of 26,420,854 shares outstanding subsequent to such exercise.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names, ages and biographical information of the current directors and executive officers and director nominees who will take office upon consummation of the transactions set forth in the Asset Purchase Agreement, which is anticipated on or about July 18, 2002. The executive officers of the Company are elected annually by the Board. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors or officers.

          Name                            Position
      -----------                 --------------------------
   Paul G. Kanan                CEO, President and
                                     Director (will resign as an officer upon
                                     consummation of purchase transaction)
   Terry M. Giles               Director  (will resign upon consummation of
                                     purchase transaction)
   Ron R. Helm                  Director and Nominee (will be appointed Chairman
                                     and CEO upon consummation of purchase
                                     transaction)
   Michael L. Hartzmark         Director Nominee
   Tim A. Wudi                  Director Nominee
   Richard W. Palfreyman        Director Nominee

PAUL G. KANAN, age 56, has served since July 1996 as the Chief Executive Officer and a director of the Company, and served from 1993 to 1996 as the President and a director of BioQuant. Mr. Kanan is also an officer and director of CEO Advisors, a health care consulting firm that he co-founded in 1992. From 1991 to 1992, Mr. Kanan operated his own health care consulting firm, and during part of such period served as acting CEO and CEO of SPS, Inc., a healthcare service firm. From 1988 to 1991, he served as President and CEO of Oncotech, Inc., a medical diagnostic company in Irvine, California involved in the development and marketing of oncological testing. From 1976 to 1988, Mr. Kanan was employed by Baxter Healthcare Corporation, most recently as President of its Chemotherapy Services Division. He received his B.S.E. degree from the University of Michigan and an M.B.A. degree from Harvard University Graduate School of Business. Mr. Kanan will resign as an executive officer of PBI and its subsidiaries effective upon the closing of the asset purchase transaction, but will remain as a director of PBI.

TERRY M. GILES, age 54, has been a director of the Company since March 24, 2000 and was a director of the Company from July 1996 through September 1998. He was previously a director of PBI-WA from 1995 to 1996. In 1975, Mr. Giles founded the law firm of Giles and Burkhalter, Orange County, California, of which he was a member. Mr. Giles has served on the Board of Regents of Pepperdine University .. He received his B.A. from the California State University of Fullerton and his J.D. from Pepperdine University School of Law. Mr. Giles will resign from the Board of Directors of PBI and its subsidiaries effective upon the closing of the asset purchase transaction.

RONALD R. HELM, age 51, has agreed to become a Director, Chairman and CEO of the Company effective on the closing of the transactions set forth in the Asset Purchase Agreement. Mr. Helm is the Chairman and CEO of Saigene Corporation and was a co-founder of Saigene Corporation in 1996. He was previously in a private law practice with the California law firm of Helm, Purcell & Wakeman. Mr. Helm was a Senior Vice-President and General Counsel for ComputerLand Corporation and also served as the Managing Director of ComputerLand Europe. Prior to that, Mr. Helm was the Associate Dean for Development and a Professor of Law at Pepperdine University School of Law. He received his B.S.Ed from Abilene Christian University and his J.D. from Pepperdine University School of Law.

MICHAEL L. HARTZMARK, Ph.D., age 46, has agreed to become a Director of the Company effective on the closing of the transactions set forth in the Asset Purchase Agreement. Dr. Hartzmark is currently the Chairman and CEO of Cragar Industries, Inc. (OTC.BB: CRGR) Dr. Hartzmark was named Cragar's President and Chief Executive Officer in June 1993. He has served as its Chairman and Treasurer since January 1, 1993. Dr. Hartzmark currently serves as a financial consultant at Fahnestock & Co., Inc. Dr. Hartzmark also provides advisory services to individuals and companies and currently serves on the Financial Advisory Boards of Shaker Investments, Inc. and Desert Distributors.

Prior to joining Cragar, from 1989 to 1992, Dr. Hartzmark was an economic consultant (as President of EconOhio Corporation) and a financial consultant (as President of MDA Financial, Inc.). From 1987 to 1989, Dr. Hartzmark was Senior Economist at Lexecon, Inc., a Chicago-based economics and law-consulting firm. From 1986 to 1987, Dr. Hartzmark was the John M. Olin Visiting Scholar at the University of Chicago. From 1984 to 1989, Dr. Hartzmark was an Assistant Professor at the University of Michigan, where he held academic positions in both the Michigan Business School and Department of Economics. He has also worked for the Treasury Department in 1981 and the Commodity Futures Trading Commission from 1982 to 1983. Dr. Hartzmark earned his MA and Ph.D. degrees in economics at the University of Chicago. He holds a BA in economics from the University of Michigan.

TIMOTHY A. WUDI, age 52, has agreed to become a Director of the Company effective on the closing of the transactions set forth in the Asset Purchase Agreement. From March 2002 through the present, Mr. Wudi has served as the acting President and Chief Operating Officer of Sound Advantage, LLC, a software development company specializing in speech recognition telecommunications applications. From June 2001 through the present, Mr. Wudi has also served as the Chairman of the Board of Directors and the Chief Executive Officer of Wolf Creek Capital Corporation, a privately held investment company in Redmond, Washington. From April 2001 to December 2001, Mr. Wudi served as a consultant to the Chief Executive Officer of Captaris, Inc. (formerly AVT Corporation, NASDAQ:
CAPA), a unified communications, fax and fax services and mobile delivery integrator. From July 1991 to April 2001, Mr. Wudi held various positions within the CTI Software Group of Captaris, Inc., the most recent position being President. From 1990 to 1991, Mr. Wudi served as the National Account Manager for VMX, Inc., a telecommunications and messaging equipment manufacturer. From 1987 to 1989, Mr. Wudi was employed as the Director of Sales at Genesis Electronics Corporation. From 1984 to 1987, Mr. Wudi was employed as the General Manager, and later the Vice President, of Wolverine Telecom, Inc. Mr. Wudi is licensed as a certified public accountant in Michigan. He received a bachelors of science degree in business administration from Central Michigan University.

RICHARD W. PALFREYMAN, age 59, has agreed to become a Director of the Company effective on the closing of the transactions set forth in the Asset Purchase Agreement. Mr. Palfreyman is currently the President and CEO of the Relax the Back Acquisitions Corporation and President and CEO of the BackSaver Acquisitions Corporation. He is also a Director for both companies. Mr. Palfreyman's prior business positions include serving as COO of Spafinder, Inc., COO of Spectra Entertainment Corporation and President and CEO of the Photo & Sound Corporation. He has also served as the CFO of ComputerLand Corporation. Mr. Palfreyman holds a B.S. degree in Economics and an M.B.A. from the University of Utah.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

EXECUTIVE COMPENSATION

The following table summarizes all compensation paid by the Company with respect to each of the fiscal years presented for services in all capacities of the Company's Chairman, the Company's Chief Executive Officer and the Company's other highly compensated officers (the "Named Executive Officers"). No other executive officer of the Company earned in excess of $100,000 in any of such fiscal periods.

                           SUMMARY COMPENSATION TABLE

                            Annual Compensation                                 Long Term Compensation
                ---------------------------------------------     -------------------------------------------------------

                                                                  Awards/
Name and                                         Other Annual     Restricted                     LTIP       All Other
Principal                  Salary      Bonus     Compensation     Stock Awards                   Payouts    Compensation
Position         Year       ($)         ($)      ($) (1)          ($)             Option/SAR       ($)          ($)
--------         ----      ------      -----     ------------     ------------    ----------     -------    ------------
Paul G.
Kanan            2001     48,000        --         88,000             --              --            --           --
President,       2000     87,133        --        112,867             --              --            --           --
Chief
Executive
Officer and
Director
                 1999     91,667                     --               --              --            --           --

---------------

(1) Deferred compensation, all of which is still payable to the above employee as of the date of this report, but will be converted into shares of Common Stock upon consummation of the asset purchase transaction.




OPTION GRANTS DURING FISCAL 2001

None.

The following table reflects options exercised during the fiscal year and the year-end values for in-the-money options for each of the named executive officers:

         AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
                                OPTION/SAR VALUES

                                                              Number of Securities            Value of Unexercised In
                                                              Underlying Unexercised          The Money Options As of
                  Shares Acquired On                          Options as of June 30, 2001     June 30, 2001 ($)
Name              Exercise (#)          Value Realized ($)    Exercisable / Unexercisable(1)  Exercisable/Unexercisable
----              ----------------      ------------------   ------------------------------  -------------------------

Paul G. Kanan            0                     0                      313,683 / 0                        0


---------------

(1) All options of the Company were repriced on May 3, 2002 to the then current market price of $.02 per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Paul Kanan is a principal of CEO Advisors, a company that provided management services to BioQuant beginning in 1993. Amounts due under this arrangement, which terminated in 1996, aggregated $187,000, for which two promissory notes were issued and bear interest at 7 percent per annum. The promissory notes were issued to each of Paul Kanan and Ellen Rudnick, a former director of PBI, along with options to purchase 27,100 shares of Common Stock as an inducement to accept the notes in lieu of cash. The notes are payable on demand.

In March 1999 the Company converted $199,000 in deferred salary to three of its senior executives into additional notes payable accruing interest at 7 percent per annum. PBI has not made any interest payments since September 1998.

The Company has also entered into deferred compensation arrangements with certain of its current and former senior executives, including Paul Kanan. At June 30, 2002, the Company's aggregate deferred compensation obligation was approximately $847,000, including approximately $552,000 included in notes payable to related parties (which amount includes the items referenced in the first two paragraphs above) and approximately $295,000 in deferred compensation as set forth on the Company's balance sheet.

The Company believes that the transactions between the Company and its officers and directors described above are on terms no less favorable to the Company then could have been obtained from unaffiliated parties under similar circumstances.

Pursuant to the Asset Purchase Agreement, in lieu of the cash payments for deferred and accrued compensation and notes payable in the aggregate amount of approximately $847,000 as described above, such individuals will receive an aggregate of approximately 847,000 shares of unregistered Common Stock either directly or upon the exercise of options to purchase shares of Common Stock. The options will have an exercise price equal to the closing sales price per share on the closing date of the asset purchase transaction or $0.64, whichever is lower.

Upon the closing of the asset purchase transaction, Terry M. Giles, a director of PBI, will be engaged as a consultant for a period of 60-months and receive payment of $10,000 per month. The first year payments shall be accrued and amortized over the following four years (i.e., $2,500 per month over 48 months). The consulting arrangement may terminate early (but all accrued fees shall still be payable) upon conversion of the Preferred Stock to Common Stock.

Also upon closing of the asset purchase transaction, Paul G. Kanan, a director of PBI, will be engaged as a consultant for a period of 12-months and receive payment of $3,000 per month. This consulting arrangement may be extended on a month-to-month basis for up to 12 additional months or until such time as Mr. Kanan's Common Stock is registered (whichever comes first). In addition, should Mr. Kanan meet certain performance targets (to be negotiated), the consulting arrangement may be extended for an additional 12 months.

Upon closing of the asset purchase transaction, the Management Agreement relating to the Company's laboratory operations will be amended to provide for a monthly payment by PBI to Siagene equal to $90,000. This arrangement can be terminated by either PBI or Saigene upon 30 days prior written notice.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934


Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of beneficial ownership ("Form 3") and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company ("Form 4"). Officers, directors, and greater than 10% shareholders of the Company are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with for the year ended June 30, 2001.

PACIFIC BIOMETRICS, INC.
By Order of the Board of Directors
Paul G. Kanan
President